

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

Samuel Kintz
Chief Executive Officer
Enliven Therapeutics, Inc.
6200 Lookout Road
Boulder, CO 80301

> **Re: Enliven Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2024**
> **File No. 333-278801**

Dear Samuel Kintz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rachel Nagashima, Esq.